Exhibit 99.1

NEWS RELEASE

Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook

Vancouver, January 15, 2026 - Fortuna Mining Corp. (NYSE: FSM) (TSX: FVI) reports production results for the fourth quarter and full year 2025 from its three operating mines in Latin America and West Africa. In 2025, Fortuna achieved its annual production guidance, delivering 317,001 gold equivalent ounces (“GEO”)1. Unless otherwise noted, all dollar amounts in this news release are expressed in U.S. dollars.

Fourth Quarter 2025 Highlights

•	GEO production of 65,130; compared to 72,462 GEO in Q3 2025[2] and 75,562 GEO in
Q4 2024[3,4]. The decrease is primarily explained by mechanical downtime of the crushing circuit at Lindero, which was resolved in December.

Full Year 2025 Highlights

•	GEO[1] production of 317,001, achieving annual guidance range of 309,000 to 339,000 GEO.
•	GEO production from ongoing operations of 279,207 in 2025, compared to 292,169 GEO in 2024[3,4]. The decrease is primarily explained by the impact of rising gold prices affecting the gold-to-base-metal ratios for Caylloma’s GEO calculation.
•	Séguéla delivered record gold production of 152,426 ounces; 4% above the upper end of annual guidance.
•	Completion of the San Jose Mine sale in April 2025⁵ and the Yaramoko Mine sale in May 2025⁶, streamlining portfolio through the divestiture of short reserve-life assets.
•	Total Recordable Injury Frequency Rate (“TRIFR”) of 0.74 compared to 1.36 in 2024.

2026 Outlook Highlights

•	In support of achieving Fortuna´s consolidated gold production target of 500,000 ounces, the Company is advancing two key growth projects in 2026: a construction decision at Diamba Sud by mid-year, and the delivery of the Séguéla processing plant expansion feasibility-level study in Q2.
•	GEO production from ongoing operations of between 281,000 and 305,000[7]; representing a projected increase of between 1% and 9%, respectively, compared to 2025
•	Cash cost of between $895 and $1,000 per GEO and all-in sustaining cost (AISC) of between $1,830 and $1,975 per GEO.

Notes:

1.	GEO includes gold, silver, lead, and zinc and are calculated using the following metal prices: $3,453 /oz Au, $40.24/oz Ag, $1,962/t Pb and $2,864/t Zn or the following ratios: Au:Ag = 1:85.8, Au:Pb = 1:1.76, Au:Zn = 1:1.21.
2.	Refer to Fortuna news release dated October 8, 2025, “Fortuna delivers production of 72,462 gold equivalent ounces for the third quarter of 2025.”
3.	Refer to Fortuna news release dated January 21, 2025, “Fortuna reports record production of 455,958 Au Eq ounces for 2024 and provides 2025 outlook.”
4.	Consolidated production for 2024 excludes divested operations of the San Jose and Yaramoko mines.
5.	Refer to Fortuna news release dated April 14, 2025, “Fortuna completes sale of non-core San Jose Mine, Mexico.”
6.	Refer to Fortuna news release dated May 13, 2025, “Fortuna Completes Divestiture of Yaramoko Mine and Provides Updated 2025 Production and Cost Guidance.”
7.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $3,750/oz Au, $45.00/oz Ag, $1,940/t Pb and $2,750/t Zn or the following ratios: Au:Ag = 1:83.30, Au:Pb = 1:1.93, Au:Zn = 1:1.36.
8.	Non-IFRS Measures. Refer to the Non-IFRS Measures section at the end of this news release and to the Appendix.

2025 Consolidated GEO Production

	Q4 2025[2]	Q3 2025[2]	FY 2025	2025 Guidance (000)[1]
Ongoing Operations
Séguéla, Côte d’Ivoire	36,942	38,799	152,426	134 – 147
Lindero, Argentina	19,201	24,417	87,489	93 – 105
Caylloma, Peru	8,987	9,246	39,292	44 – 49
Total from ongoing operations	65,130	72,462	279,207	271 – 301
Divested Operation
Yaramoko, Burkina Faso	-	-	37,794	38
Total from ongoing and divested operations	65,130	72,462	317,001	309 – 339

Note:

1. GEO includes gold, silver, lead, and zinc and are calculated using the following metal prices $2,500/oz Au, $30.00/oz Ag, $2,100/t Pb and $2,700/t Zn or Au:Ag = 1:83.30, Au:Pb = 1:1.19, Au:Zn = 1:0.93

West Africa Region

Séguéla Mine, Côte d’Ivoire
Delivered record gold production above the upper end of annual guidance.

	Q4 2025	Q3 2025	FY 2025	2025 Guidance (000)
Tonnes milled	410,014	435,770	1,718,973	-
Average tpd milled	4,506	4,737	4,709	-
Gold grade (g/t)	3.16	3.01	2.98	-
Gold recovery (%)	92.1	91.4	92.3	-
Gold production (oz)[1]	36,942	38,799	152,426	134 - 147

Note:
1.	Production includes doré only

Mining

Mine production for the fourth quarter of 2025 totaled 340,464 tonnes of ore, averaging 3.71 g/t Au, and containing an estimated 40,614 ounces of gold from the Antenna, Ancien, and Koula pits. Ore tonnes mined were lower than tonnes milled during the quarter, in line with the mine plan and the strategy to reduce surface stockpiles. A total of 3,920,293 tonnes of waste was moved during the period, resulting in a strip ratio of 11.5:1.

Processing

Séguéla produced 36,942 ounces of gold during the quarter at an average head grade of 3.16 g/t Au. The 5% decrease in ounces produced is a result of a 6% decrease in tonnes milled, partially offset by 5% higher grade compared to the third quarter of 2025. Lower tonnes milled during the quarter were primarily due to downtime caused by a failure of the SAG mill motor cooling system in October and other planned maintenance activities. Gold recoveries increased modestly during the quarter following planned maintenance on the carbon-in-leach tanks completed in the third quarter. Several initiatives are currently underway to further improve gold recovery in 2026.

Project Updates

•	The $8.0 million third lift of the tailings storage facility was completed, providing tailings storage through early 2030 at current throughput rates.

•	The $8.5 million decommissioning and construction of three public transmission towers was completed, enabling the commencement of pre-mining activities at the Sunbird deposit.

•	On-site works at the Séguéla 6MW solar power facility commenced and are expected to be completed with commissioning in the first quarter of 2026.

•	Processing plant expansion feasibility study is underway to evaluate options to increase throughput beyond the current 1.75 Mtpa capacity to between 2.0 and 2.5 Mtpa; targeting over 200,000 ounces of gold per year (refer to Fortuna news release dated December 3, 2025).

Full Year 2025 Production

Séguéla produced a record total of 152,426 ounces of gold in 2025, 4% above the upper end of annual guidance.

Latin America Region

Lindero Mine, Argentina

Mechanical downtime at primary crusher and HPGR resolved in December; quarter production impacted

	Q4 2025	Q3 2025	FY 2025	2025 Guidance (000)
Ore placed on pad (t)	1,191,030	1,699,007	6,471,573	-
Gold grade (g/t)	0.63	0.60	0.58	-
Gold production (oz)[1]	19,201	24,417	87,489	93 - 105

Note:

1.	Gold production includes doré, gold in carbon, and gold in copper concentrate

Mining

During the fourth quarter, Lindero mined 1.41 million tonnes of ore, maintaining a low strip ratio of 1.5:1. A total of 1.2 million tonnes of ore were placed on the leach pad at an average head grade of 0.63 g/t Au, containing an estimated 24,040 ounces of gold. Quarter over quarter, the reduced tonnage of ore placed on the leach pad reflects lower mechanical availability of the crushing system.

Processing

Lindero produced a total of 19,201 ounces of gold during the quarter, representing a 21% decrease in production quarter over quarter. As previously disclosed (see Fortuna news release dated November 5, 2025), Lindero experienced unplanned downtime of the primary crusher in late September. The primary crusher was returned to full service on December 19, 2025. During the downtime period, Management implemented several mitigation measures, including the use of a portable jaw crusher and direct run-of-mine ore screening, which offset the impact of the primary crusher interruption.

On December 8, 2025, the HPGR tertiary crusher experienced abnormal vibration originating from one of its two cardan shafts, resulting in a twelve-day full stoppage. A spare cardan shaft was installed, and the HPGR circuit was restarted on December 20, 2025. The production loss associated with the HPGR repair could not be mitigated. Consequently, gold production for December, and cumulative production for the fourth quarter, were below Management’s plan, resulting in Lindero not achieving its annual production guidance.

Following an engineering assessment of the primary crusher and its supporting foundations, Management has approved a planned 30-day replacement of the steel foundations starting in March 2026, at an estimated capital cost of $2.2 million. Mining operations will continue ahead of the scheduled work, with ore being stockpiled to support uninterrupted stacking on the leach pad during the foundation replacement period.

Full Year 2025 Production

Lindero produced a total of 87,489 ounces of gold in 2025, 6% below the lower end of annual guidance.

Caylloma Mine, Peru
Strong operational performance; base metal production exceeded the upper end of annual production guidance.

	Q4 2025	Q3 2025	FY 2025	2025 Guidance
Tonnes milled	139,997	140,523	555,649	-
Average tpd milled	1,556	1,561	1,556	-
Silver grade (g/t)	65	63	65	-
Silver recovery (%)	84.64	82.03	83.42	-
Silver production (oz)[1]	248,882	233,612	966,108	900,000 - 1,000,000
Lead grade (%)	2.95	3.01	3.1	-
Lead recovery (%)	92.60	91.10	91.33	-
Lead production (lbs)	8,443,705	8,492,206	34,696,351	29,000,000 - 32,000,000
Zinc grade (%)	4.32	4.27	4.55	-
Zinc recovery (%)	91.11	90.59	90.99	-
Zinc production (lbs)	12,149,675	11,988,738	50,761,436	45,000,000 - 49,000,000
GEO production (oz)	8,987	9,246	39,292	44,000 - 49,000

Note:
1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

The lower GEO production when compared to guidance reflects the significant rise in gold prices through 2025 resulting in changes to the gold-to-base-metal ratios used in the GEO calculation.

Mining

Mine production for the fourth quarter totaled 134,697 tonnes of ore, with 77% mined from the Animas vein using the overhand cut and fill method, 20% mined primarily by sublevel stoping from the Cimoide ASNE vein, and the remaining 3% from the Ramal Carolina vein.

Processing

Caylloma produced 248,882 ounces of silver in the quarter at an average head grade of 65 g/t Ag, maintaining production levels consistent with the previous quarter.

Zinc and lead production totaled 12.1 million and 8.4 million pounds, respectively, at average head grades of 4.32 % Zn and 2.95 % Pb. Base metal production remained consistent with the previous quarter, as mining continued from the same levels and stopes.

Project Update

The power grid enhancement project was successfully completed and commissioned in early December. As a result, the Caylloma mine is now able to meet 100% of its current and future energy requirements through the national power grid, which is supplied entirely from renewable sources. This transition eliminates the need for supplemental diesel-based power generation.

Full Year 2025 Production

Caylloma produced a total of 966,108 ounces of silver, 50.8 million pounds of zinc, and 34.7 million pounds of lead or 39,292 GEO in 2025.

2026 Outlook

2026 is a key year in the growth of Fortuna, with a budget focused on materializing its Brownfields projects, with the aim of subsequently achieving the corporate target of producing 500,000 ounces annually.

Fortuna is allocating approximately $100 million to the advancement of the Diamba Sud Gold Project, including exploration, with a focus on early works to de-risk the project timeline as the Company moves toward a construction decision by mid-year. At the Séguéla Mine, a growth budget of approximately $14 million has been assigned to the development of Sunbird underground infrastructure and mill expansion studies. In addition, the Company is allocating $55 million towards exploration across its portfolio.

Fortuna’s growing financial strength underpins planned investments in project development and expansion. As of December 31, 2025, it is estimated that the Company had liquidity of $704 million, and a net cash position of $382 million. The foregoing is preliminary unaudited financial information and has been prepared by Management and remains subject to final review of the Company’s audit committee and approval of the Company’s board of directors. Refer to the “Cautionary Statement” section at the end of this news release.

GEO production for 2026 is guided to be between 281,000 and 305,000 ounces, driven by increased production at the Séguéla Mine, offset by lower GEO production at the Caylloma Mine due to the effect of a higher gold price on the gold-to-base-metal conversion used in the GEO calculation.

Consolidated AISC is expected to be between $1,830 and $1,975 per ounce, representing a slight increase compared to 2025. This increase is primarily attributable to higher royalties of approximately $30 per ounce, assuming a gold price of $3,750 for 2026, and the impact of relative metal prices at Caylloma, estimated at $60 per ounce on a gold equivalent basis. In addition, AISC reflects a higher cost base at Séguéla, as the prior year benefited from the processing of ore inventory with lower unit mining costs. These factors are partially offset by lower cash costs at Lindero and higher gold production at Séguéla.

2026 GEO consolidated production and cost guidance table

Mine	Production (000)	Cash Cost[1,2,3,5]	AISC[1,2,3,5]
Silver	Ag Eq	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru[3]	2,400 - 2,700	17.3 - 19.1	31.3 - 35.6
Gold	Au	($/oz Au)	($/oz Au)
Lindero, Argentina[4]	92 - 102	975 - 1,140	1,520 - 1,655
Séguéla, Côte d´Ivoire	160 - 170	735 – 815	1,630 - 1,730
GEO Consolidated Total	281 - 305[3]	$895 - 1,000[6]	$1,830 - 1,975[6]

Notes:

1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures and are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. As a result, these measures may not be comparable to similar financial measures disclosed by other issuers. Refer to the section titled “Non-IFRS Financial Measures” below.
2.	Cash cost includes production cash cost and, for the Lindero Mine, is reported net of copper by-product credits. AISC includes sustaining capital expenditures, worker’s participation (as applicable), commercial and government royalties, mining taxes, export duties (as applicable), subsidiary general and administrative costs, and Brownfields exploration expenditures. AISC is estimated using metal prices of $ 3,750/oz Au, $45.00/oz Ag, $1,940/t Pb, and $2,750/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12. The guidance assumes an exchange rate of $0.83/EUR.
3.	Gold and silver equivalent is calculated using metal prices of $3,750/oz Au, $45.00/oz Ag, $1,940/t Pb and $2,750/t Zn.
4.	Cost guidance for the Lindero Mine does not consider potential changes by the Argentine government to national macroeconomic policies, the taxation system, or import and export duties which, if implemented, may have a material impact on costs. The guidance assumes an annual inflation rate for Argentina of 22% and an annual devaluation of 13%.
5.	Historical non-IFRS measure cost comparatives: The following table provides historical cash costs and historical AISC for the Caylloma, Lindero and Séguéla mines for the year ended December 31, 2024, as set below:

Mine	Cash Cost[a,b,c]	AISC[a,b,c]
Silver	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	14.12	21.72
Gold	($/oz Au)	($/oz Au)
Lindero, Argentina	1,051	1,793
Séguéla, Côte d’Ivoire	584	1,153

(a)	Cash cost and AISC are non-IFRS financial measures; refer to section titled “Non-IFRS Financial Measures” below.
(b)	Silver equivalent was calculated using metal prices of $2,233/oz Au, $27.88/oz Ag, $2,072/t Pb and $2,786/t Zn for the year ended December 31, 2024.
(c)	Further details on cash cost and AISC for the year ended December 31, 2024 are disclosed on pages 32 and 36 (with respect to cash cost) and pages 34 and 38 (with respect to AISC) of the Company’s management discussion and analysis (“MD&A”) for the year ended December 31, 2024 dated as of March 5, 2025 (“2024 MD&A”) which is available under Fortuna's SEDAR+ profile at www.sedarplus.ca and is incorporated by reference into this news release, and the note under “Non-IFRS Financial Measures” below.

6.	Refer to Appendix.

2026 Asset Outlook

Diamba Sud Gold Project, Senegal

Advancing early works toward a mid-2026 construction decision

Supported by robust PEA economics (refer to Fortuna news release dated October 15, 2025), Fortuna is advancing the Diamba Sud Gold Project toward a mid-2026 final investment decision (“FID”). Current progress includes the commencement of construction of the new accommodation camp and critical ancillary infrastructure, along with ongoing engineering and procurement activities.

Key milestones include:

•	Q1 2026: Secure environmental and social impact assessment (“ESIA”) approval.

•	Q2 2026: Complete the feasibility study.

•	June 2026: Receive the exploitation permit and make a FID.

To support continued project advancement, Fortuna has allocated $69 million in pre-FID capital, comprising $2.5 million for the completion of the feasibility study and $67 million for early works. This investment targets de-risking critical-path activities, including:

•	Front-End Engineering Design (“FEED”) for the processing plant.

•	Procurement of long-lead items, including the SAG mill and HFO generators for the power station.

•	Commencement of Ministry-approved construction activities, with a focus on critical ancillary infrastructure, environmental protection, and site security.

In addition to project-level investment, Fortuna expects to incur approximately $28 million to advance ongoing exploration activities and enhance operational readiness, including:

•	$8.8 million for mineral exploration

•	$8.2 million for G&A

•	$5.7 million of corporate services

•	$5.0 million for safety, social, and environmental programs

Séguéla Mine, Côte d’Ivoire

Exploration success leads to production expansion opportunities

Séguéla’s mine plan for 2026 considers mining from the Antenna, Ancien, Koula, and Sunbird pits, with planned processing of 1.75 million tonnes of ore at an average grade of 3.2 g/t Au. Capital investments are estimated at $90.2 million, including $61.7 million for sustaining capital expenditures, $14.5 million for growth CapEx, and $14.0 million for Brownfields exploration programs.

Major sustaining capital investments include:

Capitalized stripping	$51.0 million
Miscellaneous Infrastructure	$8.6 million

Major growth capital investments include:

Sunbird Underground mine portal	$7.5 million
Sunbird Underground Infrastructure and permitting - Power extension, transformer, civil works, and primary fans	$3.4 million

Cash cost and AISC:

Cash cost is expected to be between $735 and $815 per ounce of gold, representing an increase compared to 2025. The increase is primarily driven by inventory accounting, as the prior year benefited from processing low-cost stockpiles, and by a higher proportion of stripping costs remaining in OpEx rather than being capitalized. This is partially offset by higher grades.

AISC is expected to be between $1,630 and $1,730 per ounce of gold, reflecting the higher cash cost relative to 2025 and the impact of higher royalties of approximately $30 per ounce, assuming a gold price of $3,750 for 2026.

2026 guidance compared to 2026 outlook provided in 2025:

Gold production for 2026 is in line with the 2026 outlook provided in 2025 (refer to Fortuna news release dated May 13, 2025). The guidance range has been refined to between 160,000 and 170,000 ounces, reflecting a narrower range with no change to the lower end of the outlook.

Cash cost for 2026 is expected to be higher than the 2026 outlook provided in 2025, primarily due to the impact of 5% higher mining costs and 15% higher processing costs.

AISC guidance for 2026 is expected to be approximately $350 per ounce higher than the outlook provided in 2025, driven mainly by increased royalties, reflecting an estimated $150 per ounce impact associated with the gold price assumption, higher operating costs, including waste striping of approximately $130 per ounce, and higher capital expenditures and genset leases of approximately $55 per ounce.

Lindero Mine, Argentina
Sustained cost discipline supports lower costs

The Lindero Mine is expected to place approximately 7.1 million tonnes of ore on the leach pad in 2026, averaging 0.59 g/t Au and containing an estimated 135,000 ounces of gold. Capital investments are estimated at $41.0 million, including $22.4 million in capitalized stripping, $14.0 million in sustaining capital, and $4.6 million allocated to Brownfields exploration. The waste stripping ratio is planned to reduce from 2.2:1 in 2025 to an average of 1.5:1, in line with the life of mine design.

Major sustaining capital investments include:

Capitalized stripping	$22.4 million
Plant (maintenance and acquisitions)	$5.7 million
Mine fleet (maintenance and acquisitions)	$5.4 million
Primary crusher foundation replacement	$2.2 million

Cash cost and AISC:

Cash cost is expected to decrease in 2026 to a range of $975 to $1,140 per ounce of gold, reflecting operating efficiency initiatives currently in place, lower consumable prices, a reduced stripping ratio, and the favorable impact of Argentine peso foreign exchange movements against the U.S. dollar.

AISC is expected to improve in 2026 to a range of $1,520 to $1,655 per ounce of gold, supported by lower sustaining capital expenditures, reduced operating costs, and higher ounces sold as production increases compared to 2025. While AISC is expected to be elevated in the first quarter of 2026 due to the planned primary crusher foundation replacement, the Company anticipates a strong sequential cost reduction through the year, reaching the low $1,300s by the fourth quarter, reflecting the completion of planned capital spending and the full benefit of operational efficiencies.

Caylloma Mine, Peru

Continued solid production

The Caylloma Mine is scheduled to process 550,000 tonnes of ore in 2026, averaging 61 g/t Ag, 2.5 % Pb, and 3.8 % Zn. Capital investments are estimated at $29.9 million, including $22.2 million for sustaining capital, $1.6 million for non-sustaining capital, and $6.0 million for Brownfields exploration programs.

Major sustaining capital investments include:

Mine development and infill drilling	$8.1 million
TSF-3 expansion capacity	$6.6 million
TSF-2 closure (Phase 1)	$2.1 million

Cash cost and AISC:

Cash cost is expected to be between $17.3 and $19.1 per ounce of silver equivalent, while AISC is expected to be between $31.3 and $35.6 per ounce of silver equivalent. This represents an increase compared to 2025, primarily due to the impact of relative metal prices on silver equivalent production. The metal prices assumed for 2026 guidance, compared to those used for the 2025 guidance, are estimated to increase AISC by approximately $9 per ounce.

2026 Exploration Outlook

Supporting growth through focused Brownfields and Greenfields exploration

The Company has a total mineral exploration budget of $55.0 million for 2026, compared to an estimated $49.9 million invested in 2025. Brownfields exploration represents 52%, while Greenfields initiatives, including $8.8 million allocated to the Diamba Sud Gold Project, representing 48%.

Brownfields Exploration

Fortuna’s consolidated Brownfields exploration budget for 2026 totals $26.8 million and includes approximately 127,000 meters of reverse circulation and diamond core drilling.

Séguéla Mine, Côte d’Ivoire

The Brownfields exploration budget at Séguéla is $12.2 million, including approximately
69,000 meters of exploration drilling. Programs are focused on resource upgrade drilling primarily at the Sunbird Underground project, infill and expansion drilling at the Kingfisher deposit, and continued target generation.

Diamba Sud Gold Project, Senegal

The Brownfields exploration budget at Diamba Sud is $8.8 million, including approximately
35,000 meters of exploration drilling to support resource upgrade drilling and continued target generation.

Lindero Mine, Argentina

The Brownfields exploration budget for Lindero is $3.7 million, including approximately 11,000 meters of exploration drilling at Arizaro, focused on further testing and extending the 2.5-kilometer strike potential to the southwest and at depth.

Infill drilling totaling approximately 6,000 meters is planned at Lindero to target Inferred Mineral Resources located below the reserve ultimate pit shell. The program is designed to increase confidence in the geologic continuity of mineralization, with the objective of converting additional resources to reserves and extending the mine life.

Caylloma Mine, Peru

The Brownfields exploration program budget at Caylloma is $3.8 million, including approximately 12,000 meters of diamond core drilling targeting extensions to ore shoots 3 and 4 at the Animas zone, along with continued exploration of several other near mine anomalies.

Greenfields Exploration

Generative Greenfields exploration programs in Argentina, Côte d'Ivoire, Mexico, and Senegal are supported by a budget of $24.7 million.

Mexico

Exploration activities in Mexico will focus on project generation and target testing across several emerging projects. A total of $3.1 million has been budgeted, including approximately 6,000 meters of planned diamond core drilling.

Côte d’Ivoire

The exploration budget for Côte d’Ivoire is $3.7 million, with the majority allocated to advancing exploration activities at Guiglo and Tongon North. Planned programs include approximately 19,000 meters of auger drilling and 17,000 meters of reverse circulation (“RC”) drilling for target generation and testing.

Senegal

The exploration budget for Senegal is $3.7 million, supporting approximately 12,000 meters of auger drilling and approximately 10,000 meters of RC drilling for continued target generation.

Argentina

The $5.0 million exploration budget for Argentina is planned to support work at Cerro Lindo and other regional exploration projects. Programs include approximately 7,000 meters of diamond core drilling at Cerro Lindo as part of an extensive reconnaissance program targeting this significant anomaly, as well as an additional 3,000 meters of diamond core drilling across other regional generative targets.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Paul Weedon, Senior Vice President of Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership Number 6001). Mr. Weedon has reviewed and approved the scientific and technical information relating to exploration contained in this news release.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; estimates of production in 2026 that remain subject to verification and adjustment; the Company’s anticipated financial and operational performance in 2026; estimated production forecasts for 2026; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2026; estimated capital and sustaining capital expenditures in 2026; estimated Brownfields and Greenfields expenditures in 2026; exploration plans; the future results of exploration activities and the ability of the Company to subsequently achieve its production target of 500,000 ounces of gold annually; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; expectations with respect to recoveries, metal grade estimates and the impact of any variations relative to metals grades experienced; metal prices, currency exchange rates and interest rates in 2026; statements about the mineral resource and mineral reserve estimates; life of mine estimates; the Company’s expectation that the replacement of the foundations for the primary crusher at the Lindero Mine will be completed on budget within a 30 day period starting in March 2026; the expectation that the completion of the Caylloma Mine’s power grid enhancement project will enable it to meet 100% of its current and future energy requirements from the national power grid; expectations with respect to the completion and commissioning of the solar power plant project at the Séguéla Mine; expectations with respect to the storage capacity of the tailings storage facility at Séguéla; expectations regarding the expansion of processing plant capacity and a potential increase in annual gold production at Séguéla; expenditures pertaining to the development of the Sunbird underground infrastructure at Séguéla; the expected timing of the completion of a feasibility study, securing approval of the ESIA, receiving an exploitation permit, and making a final investment decision at Diamba Sud; statements regarding the ability of the Company to de-risk critical path activities in connection with the Diamba Sud project; and the ability of the Company to conduct the early works programs on time and on budget at Diamba Sud and statements regarding the related planned expenditures; a preliminary estimate of the Company’s liquidity and net cash position as at December 31, 2025; and statements regarding operational efficiency initiatives as the Company’s properties and the anticipated benefits thereof; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance, anticipated future financial performance and anticipated production, costs and other metrics. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business and operations. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks relating to the Company’s ability to replace its Mineral Reserves; capital and currency controls in foreign jurisdictions; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business, including relating to the newly elected government in Argentina; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; assessment of the carrying value of the Company’s assets, including the ongoing potential for material impairment and/or write downs of such assets; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); labor relations issues; that management’s preliminary estimate of the Company’s liquidity and net cash position as at December 31, 2025 will be consistent with the Company’s final and annual financial results; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; exchange rate and annual inflation rate assumptions in respect of cash cost and AISC guidance; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Statement

The estimated liquidity and net cash position of the Company as at the end December 31, 2025, is preliminary financial information and has been prepared by management and remains subject to final review by the Company’s audit committee and approval by the Company’s board of directors. Such preliminary financial information as at December 31, 2025 is subject to the finalization and closing of our accounting books and records for the period and should not be viewed as a substitute for the annual financial statements prepared in accordance with accounting principles generally accepted under International Financial Reporting Standards (IFRS). The Company’s auditor has not audited the preliminary financial information contained in this news release, nor have they expressed any opinion or any other form of assurance on the preliminary financial information contained herein.

It is expected that Fortuna will release its financial statements and management’s discussion and analysis as at and for the three and twelve months ended December 31, 2025, as approved by its audit committee and board of directors, by the end of February 2026.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Non-IFRS Financial Measures

This news release also refers to non-IFRS financial measures, including net cash, cash costs and all-in sustaining costs. These measures are not standardized financial measures under International Financial Reporting Standards (IFRS), the financial reporting framework used to prepare the financial statements of the Company and therefore may not be comparable to similar financial measures disclosed by other mining companies. These Non-IFRS Measures include net cash, cash costs and all-in sustaining cash costs.

Readers should refer to the “Non-IFRS Financial Measures” section in the Company’s 2024 MD&A, which section is incorporated herein by reference, for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS. The MD&A 2024 is available on SEDAR+ at www.sedarplus.ca.

Appendix

2026 cash cost and consolidated AISC guidance

Cash cost guidance ($/GEO)	2026 Guidance
Lindero	975	-	1,140
Caylloma	1,440	-	1,590
Séguéla	735	-	815
Consolidated cash cost	895	-	1,000

AISC Guidance ($/GEO)	2026 Guidance
Lindero	1,520	-	1,655
Caylloma	2,610	-	2,965
Séguéla	1,630	-	1,730
Corporate G&A		138
Consolidated AISC	1,830	-	1,975

Note:

1.	Cash cost includes production cash cost and for Lindero, is net of copper by-product credit. AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $3,750/oz Au, $45.00/oz Ag, $1,940/t Pb, and $2,750/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.